

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com


05009689



FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to The Australian Stock Exchange.

SUPPL


RECEIVED
JUL 11 2005
198
SEC MAIL PROCESSING
WASH. D.C. SECTION

With Compliments

FILE NO: 082-01711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP
Inspiring Global Enjoyment

16 June 2005

Foster's £525 million Multi-Currency Facility Oversubscribed

First Stage of Southcorp Refinancing Completed

Foster's Group Limited (Foster's) today announced it had successfully completed the first stage of its refinancing of the A$2.7 billion bridge facility put in place to fund the acquisition of Southcorp Limited (Southcorp).

The new facility, a £525 million Syndicated Multi-Currency Revolving Facility, is split between 1, 3 and 5 year tranches which Foster's can draw in Sterling, U.S. dollars, Australian dollars and Euro.

The bank debt market was initially approached for a £425 million facility which was oversubscribed by more than two times by a bank group comprised of leading Australian and international banks. Foster's elected to take an additional £100 million of oversubscriptions.

Both Foster's and the Joint Lead Arrangers (Citigroup, Commonwealth Bank of Australia and Westpac Banking Corporation) were delighted by the result.

Pete Scott, Chief Financial Officer said "Foster's is very pleased with the support from the banking syndicate which demonstrated strong market acceptance of the Southcorp acquisition strategy and the underlying credit profile of the Foster's group. We intend to refinance the entire A$2.7 billion acquisition bridge facility through this £525 million facility and other debt sources."

The lowering of Foster's credit rating by S&P two days before commitments were due had no impact on the volume received from the banks and very competitive pricing was achieved.

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the U.S. securities laws.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2233

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623